Filed by Social Capital Hedosophia Holdings Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Opendoor

Commission File No. 001-39253

Chamath Palihapitiya, CEO and Founder, Social Capital Hedosophia II

CNBC Squawk Box Interview Transcript

September 15, 2020

ANDREW ROSS SORKIN: Good morning and welcome back to Squawk Box, I’m Andrew Ross Sorkin along with Joe Kernen, Becky is off today. This hour, we're going to strain the broadband and try something we haven’t done in months, we’re going to bring in a guest host for the entire hour. There’s no better person for that than Chamanth Palihapitiya, the Founder and CEO of Social Capital.  He’s also the chairman of Virgin Galactic and Co-owner of the NBA’s Golden State Warriors, and recently he’s been very active in the realm of SPACs, special purpose acquisition companies, and this morning he has some breaking news on this very topic. We’re thrilled to have you here Chamanth, and no less you’re breaking news on the air. I’ll let you take it away, what’s the news?

CHAMATH PALIHAPITIYA: Andrew, well, thanks for letting me do this with you guys. The news is that IPOB is merging with Opendoor, and Opendoor will be going public. This is the largest online consumer real estate business in the United States. It's doing something really incredible and what I wanted to do was take an opportunity to give the viewers a sort of behind-the-scenes look at how we decided to do this investment. It’s more than $1 Billion, it includes ourselves as well as bunch of very well-known other co-investors. And so, I think it’s important first to just take a step back for you and talk about this whole craze about SPACs, but specifically what my goals were with IPO 2.0. The reality is that a lot of investors are really shut off from the growth that exists in Silicon Valley and tech businesses, but what I’m trying to do is really democratize that access. Finding these iconic businesses, help them get public, enable them to grow for long periods of time and  really help build a legacy business, because if we as investors can be a part of that, then we can basically share in those gains as well. So, the setup is that.

So what we did is we started to look across a whole bunch of industries, and one industry that jumped off the page was consumer real estate. And the reality is that in the last 20 years, but even specifically in the last six months, everything that could be bought and sold online has moved online, except that. Real Estate is interesting because this is a category that touches every single American. This is a pillar of the American dream, 68% of Americans own a home, 32% probably want to at some point, 5 million homes are sold every year. This is the largest undisrupted market in the U.S., it’s $1.6 trillion. But despite that, it’s completely fragmented. It’s low convenience, it’s low trust, it’s low NPS and a third of the people in the marketplace actually only do it part-time. So this is where we found Opendoor. What they have done is something really incredible, and we think they are building what we love to call a “virtuous cycle.”

So how does this work? You as a consumer can now go to Opendoor.com and within 24 hours they will give you an all-cash offer for your home. And if you choose to sell within three days, you can sell your home. It’s a really incredible experience and so you can start to understand how they can build a really powerful competitive moat. Because the more offers they are able to make, the more homes that they will buy and sell, which means the more markets they’ll dominate, which means the more value added services that they can automate online, for example mortgages, title, escrow, all these things where you used to have hundreds of pages of documents they can streamline through a mobile app. It also allows them to work with banking partners to secure large pools of capital at cheaper and cheaper rates, they can pass all these savings on to you and all of that drives more demand to the business.

Now, that’s what got us really excited about the company, but then we took a step back and sort of Buffet and Munger language asked, what’s our margin of safety? What can we rely on that allow online buying of homes to grow relatively unimpeded for a long time. And there are five really important trends that I think people need to understand. The first is that, coming out of the global financial crisis, we’ve seen a massive underbuilding of housing supply, this is creating large housing affordability issues in major cities and people are moving. The second is that because of the tax situation in America, the Federal Government eliminating the state and local tax deduction, state budgets in peril, taxes are going up, people are moving. The third, because of coronavirus, you can now work from home, many people can work from everywhere, so they are optimizing for quality of life in their move. The forth, you have 75 million Americans, digitally native millennials who want to do everything online. They’re starting to have families, they’re looking for homes and now they’re stepping into the housing market. And then fifth, and probably the biggest accelerant on all of this is as of a few weeks ago,  the federal reserve basically told us that they’re going to keep interest rates effectively at zero for a very long time. And we think that's going to drive an enormous amount of homeownership and the velocity. So when you put these things together, there's a really important trend that’s happening in America which is that the huge populous states like New Jersey, New York, and California are stagnating and starting to lose people. And these younger, cheaper, more dynamic cities are gaining enormous share. And these are the markets where Opendoor has already launched and is achieving scale. And so this is a business that we think is now very much proven and ready for primetime. They have 70% of the markets so these guys are the dominant leader almost 4 1/2 times bigger than their next competitor. Last year alone, they did $4.7 billion of revenue. And 2023, these guys will do almost $10 billion of revenue. If you take the playbook that they have, and you just apply it to the markets in which they can expand in the U.S., at 4% share this is a business that will do $50 billion of revenue; and it's a merger that really creates an opportunity for investors. We priced this deal at one times 2019 revenue, but it's also an opportunity for Opendoor to raise the money they need, fortify their balance sheet and really create more value and scale. So, the last thing I'll say is I want to take a step back and just remind folks of, you know, the times that I've come on I've really tried to find asymmetric upside opportunities and present them to you, Andrew and Joe, and the rest of the viewers. And I really believe in this business. This to me feels like Bitcoin in 2012, Amazon in ‘15, Tesla in ‘16, Virgin last year. This is an enormous bet for me, and I think that Opendoor is gonna build a huge, huge business.

SORKIN: Chamath, thank you. And thanks for bringing it to us. We have about a million questions. Also want though into this conversation right now as we get into this Opendoor’s co-founder CO, Eric Wu. Eric, welcome, and thanks for joining the program. Sort of in progress, now that we’re in the midst of this news.

ANDREW ROSS SORKIN: Chamath, thank you. And thanks for bringing it to us. We have about a million questions. Also want though into this conversation right now as we get into this Opendoor’s co-founder CO, Eric Wu. Eric, welcome, and thanks for joining the program. Sort of in progress, now that we’re in the midst of this news. Let me actually, let me ask Eric this first and then I’m gonna go back to Chamath. Eric, why pursue a SPAC with Chamath as opposed to an IPO? Because I think one of the big questions about this—

ERIC WU: Yeah, Andrew, appreciate having me.

SORKIN: …Entire SPAC cycle is the thought process involved in that.

WU: Yeah, Andrew. Appreciate having me, and excited to announce that we're partnering with Chamath and Social Capital to take the company public. We always believed that one of our long-term goals was to be a successful, independent public company. And originally, a SPAC wasn't the route we wanted to take, but a couple of things that really drew us to this path: one was speed to market. Right, we wanted to focus the management team on building the best product and the best business as opposed to distracting the company on taking the company public. And the second is Chamath is fundamentally a technology investor. He’s an operator. He believes in building organizations that [unintelligible] for the long haul. And it really aligned with our vision of how to build Opendoor.

SORKIN: Let me ask this ‘cause I think it’s a question both for Eric and Chamath. The cost of doing it, the cost of doing it this way, meaning there's a promote that's going to go to Chamath's group as part of this, what is that cost and how do you think about that? And the reason I ask that, and Chamath, Joe made a mention I think when he was first introducing you around the promo beforehand—said I have a negative view of SPACS. I don't know if I have a negative view of SPACs, but I think the marketplace for a very, very long time has had questions and been skeptical of SPACs, in large part because of the promote and because of the fees. And I remember years ago people would talk about SPACs effectively as, you know, compensation strategies for the investor class masquerading as investment strategies for the public. And here we are in a moment now where SPACs are the thing. And so, speak to the fees involved, the cost and how you think about that both on the Eric side and Chamath side.

PALIHAPITIYA: So, I think it's important to take a step back. I think a lot of this stuff is a bit of a red herring. I think of this the same way I think of a spoon. You know, you can use a spoon to eat something delicious. You can also use a spoon to eat something that’s less than delicious. These are instruments that in the hands of the right person, with the right ingredients, can basically generate a great outcome. The fees when you look at this stuff, is roughly in line, many cases cheaper than a traditional IPO. So the fees are really not what people need to chase here. It was what happened in the past, but I think what’s happening is that the practitioners of this trade have turned over. You're seeing an entire new generation of people, myself and others, who have the combination of public market investing experience as well as technology operating experience coming together to partner with great entrepreneurs like Eric. And when you balance everything together, the cost of doing this versus the cost of an IPO versus the time, speed to market and lack of distraction for the team, it's an equation that makes sense. The last thing I'll say is that in every deal that I do, Andrew, I put an enormous amount of my own capital at risk. So, this by no means is like an easy way out for me. In this deal, I invested $100 million of my own capital on top of everything else. So it takes a lot of time and care to underwrite these decisions. I take them very seriously. I feel and I am a principal investor, and one of the larger shareholders of this business now. And so I will be there beside Eric, as he said, doing what I have done with other businesses in the past that I've been involved with, whether it's, you know, Facebook, or Slack, or some of these other big bets that I've made. So that’s how I see it.

SORKIN: Chamath, just to put a fine point on it, I appreciate that you're putting $100 million in this, and you have that riding on this. How much money does Social Capital make on this particular transaction?

PALIHAPITIYA: I think the total fees are in the tens of millions of dollars. But again, they come as stock and--

SORKIN: You don’t know—

PALIHAPITIYA: And they, we—Go ahead.

SORKIN: Well, what’s the specific number? You have a lot of details about this transaction. I can't imagine you don't know the specific number with which Social Capital is going to be paid for this.

PALIHAPITIYA: Yeah. the -- Andrew, the exact number is in the S4. We can tweet about it, or you can talk about it later. I don’t want to misspeak. It’s in the tens of millions of dollars. Again, it’s no different than the cost of what you would pay JP Morgan or Goldman Sachs. It’s not excessive relative to the size of the transaction. And again, what we do is we don’t look at that fee as a standalone thing. We say, okay, that may be fine and good, but we need to behave like a principal which means that we are capital-at-risk. I think the real question, if you want to ask it is when you look at the total blended amount of capital that we put to work, it’s enormous. And in order to do an IPO, the real question is what does that compare itself to? So, for example, if you're at a traditional bank doing a traditional IPO, I can tell you the amount of money that they're putting at risk. It’s zero. That I know for sure is exact.

SORKIN: Right no no, Chamath, I'm not trying to give you a hard time, but we're getting lots of questions that are coming in over Twitter, and email and whatnot – And people are saying, look, if it’s tens of millions of dollars, and the fees are actually $80 or $ 90 million, and you’ve put $100 million at risk, you have effectively put 10 million dollars at risk. So, I mean, we can go get the S4 right now if we need to but I would imagine you could tell us what the fees are.

PALIHAPITIYA: Yeah, I think that that range is right. I think it’s sort of like in that range that what they talked about, but the specific number I don't know offhand.

SORKIN: What do you mean, specific range of what? Meaning, I just said $90 million. Are we talking about $90 million? Tens of millions could be $20 million, could be $10 million, could be $90 million. If it’s $90 million and you put up $100 million, you've now actually put up, you have $10 million at risk. You don’t have a $100 million at risk. That's all we're trying to understand.

PALIHAPITIYA: So, yeah. I think the fees are sort of like in the $70, $80 million range. I think myself and my partners, we put in almost $160 million of primary capital on top of that. Um, so that’s the so that's the net-net. So yeah, maybe we're only $90 million at risk.

SORKIN: Okay, I apologize. Before you said you had $100 million in, and now you just said you have $160 million in. What distinction are you making? I'm only trying to ask you these questions, because we are getting so many viewers who are trying to understand how this works.

PALIHAPITIYA: So, I have a partner that I do these SPACs with. I put in $100 million of my own money. They put in $58 or $59 million, so together, the three of us put in almost $160 million.

SORKIN: Okay. Fair enough. I think we just wanted to clarify how this works. The other question I have more largely around SPACs broadly is what kind of pressure you think is going to exist not just on the likes of you -- so many others are now doing SPAC. Every other day, there’s a new SPAC that’s being raised. And the question – you know, 12 months out, 18 months out – whether you think there's going to be enormous pressure on so many of these SPACs to buy companies that otherwise shouldn't be bought. How do you think we're going to look back at this vintage of SPACs given that there seems to be a bit of a frenzy?

PALIHAPITIYA: I don't think there that much of a frenzy when you take a step back and zoom out. In the year 2000, there was more than 8,000 public companies on American stock exchanges. In the year 2020, there are about 4,000. So, we've shrank the investable universe in half. At the same time, you've had a 10x in the amount of money that's gone into the public markets. And you've had a 10x in the number of people that practition public markets investing via hedge funds. So, we have a real supply/demand imbalance. And so, I think what we really need to think about is there needs to be more and better ways for companies to be able to raise the capital they need. And if they can do that in the public markets, it not only creates opportunities for them, but it also creates opportunities for folks like us, who can help identify and partner with businesses and invest. And I think that that's good for every investor, not just for the few that work with the banks and have, you know, preferential access. And I think that what SPACs do – direct listings do the same thing – we expand the aperture. We start to break up the oligopoly that's existed for a long time, and we democratize things. So, everything, I think, will change. The terms of how these deals are done will change. The access to capital will change. The cost of that capital will also change. And all of that will be better for investors. And so, over time, I think what we want to see is the number of public companies go back to 8,000 or frankly be at 10,000 or 12,000. In that you'll see a lot of people being able to generate returns. Otherwise, we'll be sitting here, and like every sort of episode of CNBC, we'll just be talking about FAANG over and over again.

SORKIN: Right. Eric and also Chamath, you're talking about COVID and this pandemic and how that's actually changed the environment for your company. I'm curious what you think happens after a vaccine. Does that change the future to you at all, when it comes to this issue?

WU: Well, I think it's important to acknowledge what's happening today – which is, one, consumers are choosing digital experiences first, right. So that's happening at accelerating rates. And then two, as Chamath mentioned, Americans are on the move, right. People are moving to less dense areas. There's deurbanization happening for the first time in a hundred years. And that's creating extremely strong tailwinds for the housing market, and in particular the markets we operate in. I think post-COVID, I think the behavior is here to stay. I think people want digital first experiences. And really what we're trying to do is make the buying and selling of a home simple, instant, and online.

SORKIN: You know, we had Robert Revkin on the other day from Compass. I'm curious, long term, whether you think, for Opendoor's sake, that you would end up buying other businesses, I was thinking of Compass because you have the same backer in SoftBank for both. But in terms of how you're thinking about what you do with this money, how you expand your business -- do you end up rolling up other businesses. What does that look like, Eric?

WU: Well, we're using the capital to do two things: one is to accelerate our market share. And so, we want to demonstrate leadership in growth. And the other is to invest in new products. You know, the vision for the company is to build a one-stop-shop that's digital and online to buy and sell a home. And so, those are the two areas we're going to invest in with our capital. It's not really a rollup strategy for us. We want to be vertically indicated, building the best experience at the lowest cost.

PALIHAPITIYA: Andrew, there's something else that I think is worth mentioning here – which is that it's really surprising to me, as somebody that has been learning for the real estate market now for like the last six months, for how big it is, the amount of opportunity – how enormous it is -- there's really only a few leaders that are establishing these new behaviors. And I think it's really important to know that I think that this market will look a lot like ecommerce. And in ecommerce, you know, have two huge players. You have Google at the top of the funnel, and then you have Amazon at the bottom of the funnel. They really help fulfill all of the demand. And over time, Amazon becomes this really large, trusted one-stop-shop. And that’s part of what I see here – which is that, you know, there's a lot of interesting media experiences around housing. You know, you can go and see where other people live, what the cost of their home is, what have you. But until Opendoor there's been no way to really transact. And if you continue to sort of play this out, they will be this really compelling demand fulfillment layer for homes. And if you do that, that I think is just a huge, huge, huge company.

SORKIN: Okay. Chamath, we want to thank you, you’re going to be sticking around. Eric, we want to thank you. Congratulations, we lok forward to watching your progress as this company continues to grow. We also want to take this opportunity to remind you that Delivering Alpha is back for its tenth year, on September 30, and Chamath is going to be joining us along with Treasury Secretary Steven Mnuchin, Steven Schwarzman… Mary Erodes will be there, Carla Harris and so many other special guests, and we’re thrilled about it. You can visit DeliveringAlpha.com to learn more and register. And Chamath will be back with us as our guest host for the rest of this hour, Joe.

KERNEN: Chamath, I’m here, I told you, I told you, didn’t I? About the SPACs. Not for nothing! Hey, hey Chamath, this has nothing to do with spaceships?! I mean is it… have you got license for Mars for Opendoor? You know, this is totally different for you. This is carbon neutral, right?

PALIHAPITIYA Once Eric dominates Earth, we will focus on Mars.

KERNEN: And you’re satisfying all of your stakeholders, right? There’s like 20 of them, right? These are the questions that need to be answered here. I love Chamath. Chamath, I want to talk with you later. But ViacomCBS.

JOE KERNEN: Thanks, Andrew. So you know, Chamath, one of the other things about the post pandemic world is we have not had a guest host, we have not tried to do a virtual guest host so this is pretty special. I think you understand how special it is for you to be with us.

CHAMATH PALIHAPITIYA: It feels great.

KERNEN: Yes, I can tell. With great power comes great responsibility, someone once said, and do you want to start by weighing in on anything that you heard from Bob Bakish? Or, I want to move to the overall monetary climate we are in? Weigh in on what oy just heard from Bob on streaming, and whether I need to worry about my future on cable?

PALIHAPITIYA: I think he’s doing everything that he is supposed to do, the problem is, it’s an incredibly hard market. He’s entering a market where their content assets are well known, but their brand is not. Nobody knows who ViacomCBS is, and so they’ll have to spend a lot of money to establish the retail distribution footprint. You know, Netflix and Disney+ are really the only ones that have that, and so at the end of the day the people that win will be Facebook and Google because they’re the gatekeeper to users, and then the other people that win are the ones that can figure out how to keep churn low. And this is where it quite honestly, when you look at the data, Netflix is just in a different galaxy from everybody else. So it's not to say that it can't be done and I think that they're doing all the right things, it's just that there are a lot of headwinds in this market, and the winners, again, sort of back to how I framed Opendoor, the winners here, Netflix specifically, have created a huge moat. It’s a super durable company and the longer time goes on the more their advantage compounds really.

KERNEN: Before we get to—we’ve got to get eventually to the Fed meeting today and just really MMT on steroids, we had someone say earlier, and so I know you probably have some comments on that. I have to just tell you that I used to watch just the college hoops all the time, but ever since Draft Kings and ever since the pandemic and there was nothing else, I’ve watched almost every NBA playoff game and now I love it and I love betting. Do you think that online betting will change the value of the Golden State Warriors, for example, and all of the sports teams? I just think it will because I am so much more engaged. For $5 on a game, I just think that this is a trend that is going to last.

PALIHAPITIYA: I've been looking at making some investments in online sports, in streaming. I think they're very exciting and my take away is exactly what you said, which is when you add the skill-based element around the content, you know, if you look at soccer in Europe, if you look at eSPORTS, there's so much rich content and there's so many ways for you to monetize the user, I do think sports is the next big category in streaming and I think that the people who figure out how to do that, Draft Kings may be one, but there are others that are trying and experimenting, The Zone is yet another one. Whoever wins that, I think, can build real value. And Netflix has told you that they're going to stay away from that for at least the next three, four, five years. So, there is a window here where you can compete against Netflix and acquire these rights cheaply. It looks like a lot of the major cable outlets are walking away from trying to buy the streaming rights for a lot of sports, particularly in Europe as I’ve seen it. So I do think there is a big opportunity here. I’ve spent a little time trying to figure it out, I haven’t come to an answer, but I think there is a lot of upside in figuring it out. And I think it will involve some form of gaming and skill-based content.

KERNEN: Right, it’s a longer conversation to have about this world. Did you see Steve Liesman’s report, three years before we get any type of move off of zero, and still the Fed balance is going to be huge. I wonder what that means for assets and everything else and just for life in general?

PALIHAPITIYA: Joe, you know the answer, I mean we know the answer because it’s playing out in real time as we speak. At first, I think that there was at least a sensibility that people had that they needed to manage their risk because there was the septor of rising rates, where theoretically the Fed could intervene and step in. It’s a really, you know, sort of brave new world we’re in when they’ve essentially told you that they are going to step away and just let this thing play itself out. And so, on balance, marginally rates are going to stay the same or go down, not go up. And unfortunately for us, the motivating factor to make all of this equal is inflation, and there is zero inflation on the horizon. The real reason why is that technology, which is a larger and larger part of GDP, it’s a larger and larger part of the market cap of all of the stock markets we own, it’s fundamentally deflationary. You know, tech businesses give you more and more and more for less and less and less. That is not an inflation driver. So, unless something meaningfully changes, the Fed’s posture is just going to fuel money into all kinds of markets, asset markets particularly. So, you have a bid to equities, and you have to kind of own it.

KERNEN: Alright Chamath, you’re going to be with us for the rest of the hour. If you do decide to get into online gaming like you’re thinking, let me know and I might be interested. But if it’s a SPAC could you lower your fees a little? I’m just saying. Coming up next, we have House Minority Leader Kevin McCarthy weighs in on a new bipartisan stimulus effort in Congress, we’re coming right back.

ANDREW ROSS SORKIN: Who was uh, with Chamath, who’s been with us the whole hour on a big news day.

JOE KERNEN: A remote guest host. It’s the first time that we tried it, and it’s been a roaring success. Let’s get back to Chamath Palihapitya, Social Capital CEO an Chairman of Virgin Galactic. Chamat, you’ve been on strength of the rebound in the economy in the past. Given that that’s what we were just talking about, do we need more stimulus? Is the economy – was it a two-month recession with a v-shaped recovery, or is this all Fed and MMT?

CHAMATH PALIHAPITIYA: Look, unlike other recessions where you don't know where the bottom was, this recession was actually pretty easy where the bottom was the first few months, because literally everything was shut down, so we went to zero. And so now, we are in the slow grind back to normalcy, but the reality is the economy is not in a great place. We saw the first phase of stimulus frankly was, you know, quite honestly wasted. A lot of this money got sent to companies. Those companies didn't allocate it properly. They still ended up laying off tens, if not hundreds of thousands of employees, just literally the day after the stimulus said that they could. So the money wasn't functionally useful. I've really maintained that the right way to think about this is to increase the amount of stimulus that we send to direct Americans. I think that we know this economy is always consumer-led. It's consumption that drives growth in the United States. It drives jobs and capital allocation, and the more money in individuals' hands, the better they can be to support businesses, buy different products and that's how we grow ourselves out. And the longer we wait to realize that, and the more money we waste and give to zombie companies, we're just gonna push, you know, the can down the road, and it's all unnecessary.

KERNEN: Right Chamath, thank you for spending the hour. You got plans for tomorrow at this time? Maybe we'll take a day off. Let's talk again maybe next week. We'll see. But thank you for being with us and spending so much time with us this morning. We appreciate it. And Andrew, thank you. Are we gonna do it again tomorrow? No way it can be this good. Anyway, we'll try. Make sure you join us, Squawk on the Street, tomorrow.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Opendoor and SCH. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the "SEC"), which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH's website at http://www.socialcapitalhedosophiaholdings.com/docsb.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH's shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Opendoor and SCH. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH's securities, (ii) the risk that the transaction may not be completed by SCH's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH's public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Opendoor's business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Opendoor, (ix) the outcome of any legal proceedings that may be instituted against Opendoor or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH's securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Opendoor operates, variations in operating performance across competitors, changes in laws and regulations affecting Opendoor's business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of SCH's registration on Form S-1 (File No. 333-237864), the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Opendoor and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Opendoor nor SCH gives any assurance that either Opendoor or SCH, or the combined company, will achieve its expectations.